UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Knightscope, Inc.

(Exact name of the registrant as specified in its charter)

Delaware	001-41248
(State or other jurisdiction of incorporation)	(Commission file number)

1070 Terra Bella Avenue Mountain View, California	94043
(Address of principle executive offices)	(Zip code)

Apoorv S. Dwivedi EVP, Chief Financial Officer, and Secretary (203) 307-0029
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended_____

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Background

Knightscope, Inc. is a Silicon Valley based technology company that designs, builds, and deploys solutions to enhance public safety. In this specialized disclosure report, the words “we,” “us,” “our,” “the Company” and “Knightscope” refer to Knightscope, Inc., unless the context requires otherwise.

Our products include Autonomous Security Robots (“ASRs”) and Emergency Communication Devices (“ECDs”) consisting of fully integrated, solar powered wireless emergency blue light towers, blue light emergency phones, and emergency call box systems. We manufacture our products in the United States.

Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requires public disclosure of certain information when a company manufactures or contracts to manufacture products that include cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum or tungsten (collectively, the “Conflict Minerals”), that are necessary to the functionality or production of such products. For purposes of the Rule, the “Covered Countries” are the Democratic Republic of the Congo or any of its adjoining countries, which, for the period covered by this report, are the Republic of Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

This Form SD covers the reporting period from January 1, 2023 to December 31, 2023.

Conflict Minerals Disclosure

During the period covered by this report, we reviewed the products that we manufacture or contract to have manufactured. This review included an analysis of the components utilized in these products to determine (i) which products may contain Conflict Minerals and (ii) the identification of the sole supplier from whom we source components that may contain Conflict Minerals. Our Manufacturing Director and our EVP, Chief Financial Officer, and Secretary were involved with this analysis and approved the scope of the analysis as well as the reasonable country of origin inquiry described below. Based upon this initial review, we determined that certain components utilized in our manufacturing processes or incorporated into our manufactured or contracted to manufacture products likely contained Conflict Minerals that were necessary to the functionality or production of such products.

Reasonable Country of Origin Inquiry

As a result of this initial review, we initiated a good faith reasonable country of origin inquiry as required by the Rule. We received from our sole supplier an industry-standard Conflict Minerals Reporting Template created by Responsible Minerals Initiative, which includes a series of questions seeking information relating to the use and country of origin of any Conflict Minerals. We evaluated the response received, and conducted additional diligence, including follow-up questioning.

Determination

As a result of the reasonable country of origin inquiry, we were unable to determine with certainty that any Conflict Minerals necessary to the functionality or production of our products did not originate in any of the Covered Countries.

Pursuant to the Public Statement issued by the Securities and Exchange Commission Division of Corporation Finance on April 7, 2017, we have only provided the disclosure required under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD.

This information is also available at our publicly available website at https://ir.knightscope.com/financial-information/sec-filings. The reference to our website is provided for convenience only, and its contents are not incorporated by reference into this Form SD nor deemed filed with the Securities and Exchange Commission.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Knightscope, Inc.

By:	/s/ Apoorv Dwivedi
Name:	Apoorv Dwivedi
Title:	EVP, Chief Financial Officer, and Secretary

Dated: May 31, 2024